UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67776

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2022__ AND ENDING __12/31/2022__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __XML Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7600 Leesburg Pike, Suite 120 East

(No. and Street)

Falls Church	**VA**	**22043**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer L. Szaro	**703-827-2300**	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.

(Name – if individual, state last, first, and middle name)

225 State Street	**Boston**	**MA**	**02109**
(Address)	(City)	(State)	(Zip Code)
10/14/2003		392	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Robert Kantor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XML Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

NOTARY PUBLIC
Expires 08/04/2024
Richard A Schaeffer
My Commission # GG 978118
STATE OF FLORIDA

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Member of XML Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of XML Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively, referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Wolf & Company, P.C.

Boston, Massachusetts
February 14, 2023

XML Securities, LLC

(A Limited Liability Company)

Statement of Financial Condition as of

December 31, 2022

and Report of Independent Registered Public Accounting Firm

XML Securities, LLC

Statement of Financial Condition
December 31, 2022

Assets

Cash	$	1,061,964
Commissions receivable		125,936
Deposit with clearing broker-dealer		100,000
Software licenses, less accumulated depreciation		-
Prepaid expenses		132,991
Total assets	$	1,420,891

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	22,170
Due to affiliates		141,579
Deferred credits from clearing broker-dealer		588,337
Total liabilities		752,086
Member's equity		668,805
Total liabilities and member's equity	$	1,420,891

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of business

XML Securities, LLC (the Company) (formerly known as Lara, May & Associates, LLC) is a wholly owned subsidiary of Focus Operating, LLC (the Member), which is a wholly-owned subsidiary of Focus Financial Partners, LLC (Focus). Focus is a majority-owned subsidiary of Focus Financial Partners, Inc. Focus and its affiliates are referred to herein as the affiliate.

The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC). As a limited liability company, the Member's liability is limited to its equity contributions. The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington, DC region.

As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Significant accounting policies

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has no cash equivalents at December 31 2022. At December 31, 2022, the Company had cash on deposit totaling $811,964 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

2. Significant accounting policies (continued)

Credit losses:

The Company's financial assets consist of commissions receivable which include receivables from the clearing broker-dealer for commissions on trading activities and selling and distribution commissions from investment funds for selling and distribution commissions, and from insurance companies for insurance commissions. The Company recognizes an allowance for credit losses to present the net amount expected to be collected. Assets are written off when the Company deems the amount uncollectible. Write-offs are recognized as a deduction from the allowance for credit losses. The Company has concluded that there are de-minimis expected credit losses based on the nature and contractual life or expected life of its financial assets and immaterial historic and expected losses.

Software licenses:

Software licenses are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

Reclassification:

Certain amounts in the statement of cash flows have been reclassified to conform with the current year presentation.

3. Related party transactions and commitments

The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses.

Effective February 1, 2019 and further amended as of January 1, 2022, the Company maintains an expense sharing agreement with XML Financial, LLC (XML) under which the Company is required to reimburse XML for its allocable share of expenses, including employee compensation and benefits, and occupancy. For the year ended December 31, 2022, XML allocated $107,484 to the Company which has been classified within the accompanying statement of operations based on the natural classification of the related expenses.

The Company maintains a management agreement, as amended, with Focus. The management agreement shall be perpetual unless its existence is terminated per conditions set forth in the

3. Related party transactions and commitments (continued)

management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. At December 31, 2022, due to affiliates includes $107,484 due to XML which is not interest bearing and has no specified repayment terms.

4. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $507,814, which was $457,675 in excess of its required net capital of $50,139. The Company's ratio of aggregate indebtedness to net capital was 1.48 to 1 at December 31, 2022.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

5. Software licenses

At December 31, 2022, software licenses consists of the following:

Software licenses	$ 28,450
Less accumulated depreciation	28,450
	$ -

6. Deferred credits from clearing broker-dealer

During the year ended December 31, 2015, the Company transitioned to a new clearing broker. In connection with the transition, the Company incurred approximately $240,000 in expenses to transfer the underlying client assets to the new clearing broker. Upon transfer of the client assets to the clearing broker the Company received a transition support payment of $550,000 from the clearing broker. Accordingly, the Company recognized $240,000 of the transition support payment received from the clearing broker as an offset to the $240,000 in transition expenses incurred by the Company during the year ended December 31, 2015. The balance of the transition support payment was recognized as a reduction in commissions and clearance fees on a straight-line basis over the seven-year term of the agreement with the clearing broker. In January 2020, the Company entered into an amendment to the above agreement with the clearing broker that among other things provided for new pricing, extended the term of the original agreement to December 2022, and provided a non-refundable relationship

6. Deferred credits from clearing broker-dealer (continued)

extension award of $450,000 to the Company. The Company recognizes the relationship extension award as other revenue on a straight-line basis over the amended term of the agreement.

In 2022, the Company entered into an amendment to the above agreement with the clearing broker that among other things provided for new pricing, extended the term of the original agreement to January 2027, and provided a non-refundable relationship extension award of $500,000 to the Company. The relationship extension award is being recognized as other revenue on a straight-line basis over the amended term of the agreement.